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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valley Forge Asset Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 South Warner Road, Suite 200

(No. and Street)
King of Prussia, PA 19406

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael F. Swallow (610) 687-6800

(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name)*
One South Market Square Harrisburg PA 17101

(Address) (City) *(State)* Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Michael F. Swallow ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley Forge Asset Management Corp.

____, as of December 31 __________________________, 2009_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Christine D. Warner, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires July 25, 2010
Member, Pennsylvania Association of Notaries

Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (1) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Index
December 31, 2009 and 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 900
1800 Tysons Boulevard
McLean VA 22102
Telephone (703) 918 3000
Facsimile (703) 918 3100
www.pwc.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in shareholder's equity, changes in subordinated borrowings, and of cash flows present fairly, in all material respects, the financial position of Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of Susquehanna Bancshares, Inc. (the "Parent"). As disclosed in the notes to the consolidated financial statements, the Company has transactions and relationships with affiliated companies. As such, the financial position of the Company is not necessarily indicative of that which would have been, had the Company operated independently.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2010

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 6,317,601	$ 9,195,780
Restricted cash	154,352	50,203
Total cash and cash equivalents	6,471,953	9,245,983
Investment advisory fees receivable	2,959,364	2,550,131
Other receivable	4,369	-
Commissions receivable	12,768	110,133
Marketable securities, at market value	4,788,593	2,408,250
Prepaid expenses and other assets	1,413,426	1,765,211
Furniture and equipment, at cost, less accumulated depreciation of $100,778 and $326,752, respectively	203,713	149,181
Goodwill	19,801,138	19,801,138
Customer intangible, net of accumulated amortization of $1,439,658 and $1,036,062, respectively	2,875,573	3,279,169
Total assets	$38,530,897	$39,309,196
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 3,520,565	$ 4,388,025
Investment advisory fees payable	488,848	419,400
Income tax payable	827,823	-
Deferred tax liability, net	1,695,820	2,473,848
Subordinated borrowings from Parent	15,000,000	15,000,000
Total liabilities	21,533,056	22,281,273
Shareholder's equity		
Common stock, $.01 par value, 100 shares authorized and 100 issued and outstanding	1	1
Additional paid-in capital	15,052,181	14,290,034
Retained earnings	1,945,659	2,737,888
Total shareholder's equity	16,997,841	17,027,923
Total liabilities and shareholder's equity	$38,530,897	$39,309,196

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Income
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Investment advisory fees	$ 10,665,162	$ 12,862,607
Commissions	3,147,253	2,753,337
Principal trades	18,067	39,658
Interest and dividends	55,933	169,003
Other income	1,890,246	1,663,965
Total revenues	15,776,661	17,488,570
Expenses		
Employee compensation and benefits	5,344,153	5,837,888
Commissions	431,697	369,871
Regulatory fees and expenses	118,405	126,110
Consulting and professional expenses	2,422,131	3,460,958
Communications and data processing expenses	313,386	350,607
Occupancy expenses	430,267	425,880
Interest expense	1,500,000	1,500,000
Other expenses	1,376,631	3,468,105
Total expenses	11,936,670	15,539,419
Income before provision for income taxes	3,839,991	1,949,151
Provision for income taxes	1,632,220	806,613
Net income	$ 2,207,771	$ 1,142,538

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Shareholder's Equity
Years Ended December 31, 2009 and 2008

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2007	100	$ 1	$ 11,777,802	$ 3,595,350	$ 15,373,153
Net income	-	-	-	1,142,538	1,142,538
Cash contribution from Parent	-	-	2,000,000	-	2,000,000
Contribution from Parent related to tax sharing agreement	-	-	512,232	-	512,232
Cash dividends	-	-	-	(2,000,000)	(2,000,000)
Balance as of December 31, 2008	100	1	14,290,034	2,737,888	17,027,923
Net income	-	-	-	2,207,771	2,207,771
Contribution from Parent related to tax sharing agreement	-	-	762,147	-	762,147
Cash dividends	-	-	-	(3,000,000)	(3,000,000)
Balance as of December 31, 2009	100	$ 1	$ 15,052,181	$ 1,945,659	$ 16,997,841

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2009 and 2008

Subordinated borrowings at December 31, 2007	$ 15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2008	15,000,000
Additional subordinated borrowings during the year	-
Subordinated borrowings at December 31, 2009	$ 15,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidated Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 2,207,771	$ 1,142,538
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization	427,358	457,529
Loss on disposal of furniture and equipment	75,913	-
Decrease (increase) in deferred tax liability, net	(778,028)	105,267
(Increase) decrease in operating assets		
Investment advisory fees receivable	(409,233)	1,334,904
Commissions receivable	97,365	107,941
Other receivable	(4,369)	156,072
Marketable securities	(2,380,343)	2,667,944
Prepaid expenses and other assets	351,785	(590,833)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	(867,460)	1,729,567
Investment advisory fee payable	69,448	(665,800)
Income tax payable	1,589,970	353,270
Net cash provided by operating activities	380,177	6,798,399
Cash flows from investing activities		
Change in restricted cash	(104,149)	32,112
Purchases of furniture and equipment	(154,207)	(14,464)
Proceeds from sale of Tyler Wealth Counselors	-	141,041
Net cash (used in) / provided by investing activities	(258,356)	158,689
Cash flows from financing activities		
Cash received from Parent	-	2,000,000
Cash dividends paid to Parent	(3,000,000)	(2,000,000)
Net cash used in financing activities	(3,000,000)	-
Increase in cash and cash equivalents	(2,878,179)	6,957,088
Cash and cash equivalents		
At January 1	9,195,780	2,238,692
At December 31	$ 6,317,601	$ 9,195,780
Supplemental disclosure of cash flow information		
Cash paid during the period for		
Income taxes	$ 415,257	$ 982,463
Interest expense	$ 1,875,000	$ 1,500,000
Supplemental schedule of noncash activities		
Contribution of tax benefits from Parent	$ 762,147	$ 512,232

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Valley Forge Asset Management Corp. (the "Company") was incorporated on October 10, 1973. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. In 2000, Susquehanna Bancshares, Inc. (the "Parent"), a bank holding company headquartered in Lititz, Pennsylvania, acquired the Company.

On June 10, 2004, the Parent acquired Patriot Bank Corp., a financial services firm headquartered in Pottstown, Pennsylvania. The transaction included Patriot Advisors, Inc. ('Patriot") and Tyler Wealth Counselors ("Tyler"), which were wholly owned subsidiaries of Patriot Bank Corp. On June 10 and August 31, 2004, the Parent transferred Tyler and Patriot, respectively, to the Company as subsidiaries. Patriot merged into the Company on January 1, 2005. Patriot was registered with the SEC until its merger with the Company in January 2005.

On February 1, 2005, the Parent acquired Brandywine Benefits Corporation ("BBC"), which specialized in consulting and administration of retirement benefit plans. The Parent transferred BBC to the Company as a subsidiary effective February 1, 2005.

On August 1, 2007, the Parent acquired Widmann, Siff & Co., Inc. ("Widmann"), a broker-dealer and investment advisor. On August 1, 2007, the Parent transferred Widmann to the Company as a subsidiary. Widmann merged into the Company on December 1, 2008. Widmann was registered with the SEC until December 2008 and a member of FINRA until May 2008 when it discontinued its brokerage operation.

On January 25, 2008, the Company sold Tyler in accordance with a Purchase Agreement (the "Agreement") effective January 14, 2008 between the Company and SWS Investment Services, LLC, ("SWS"), an affiliate of the Parent. The Agreement was to sell certain assets, tangible and intangible, less certain assumed liabilities to SWS. Tyler was registered with the SEC until January 2007 and was a state registered investment adviser from January 2007 until its sale to SWS.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional investment advisory fees and commissions on customer trades. Investment advisory fees are recognized as income when earned under the accrual basis of accounting. Securities transactions and commission revenue and related expenses are recorded on a trade date basis. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (U.S. GAAP) and to general practices in the financial industry.

The more significant policies follow:

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the contingent liability for customer losses.

Cash and Cash Equivalents
Cash and cash equivalents are defined as cash and short-term investments having an original maturity of three months or less.

Restricted Cash
Restricted cash is cash that is restricted under the Company's agreements with its clearing broker-dealers.

Marketable Securities
The Company's marketable securities are classified as "trading securities." Trading securities, consisting of an U.S Government Agencies, auction rate security and short-term commercial paper, are stated at fair value. Realized and unrealized gains and losses are included in other income. The cost of securities sold is determined using the specific identification method.

Furniture and Equipment
Office and computer equipment are recorded at cost. Depreciation is provided on a straight-line basis. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciable lives of the items included at December 31, 2009 and 2008 are as follows:

Computer equipment	five years
Office equipment	seven years

Depreciation expense, in the amounts of $23,762 and $31,185, was incurred for the years ended December 31, 2009 and 2008, respectively.

Investment Advisory Fees Receivable
Investment advisory fees receivable includes fees receivable from both individual and institutional customers. Investment advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Goodwill and Customer Intangible
The Company follows Topic 805, *Business Combinations*, and Topic 350, *Goodwill and Other Intangible Assets*. Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Intangible assets acquired in acquisitions are identified and amortized over their useful lives, which is further detailed in Note 4.

The Parent tests goodwill for impairment on a annual basis, or more often if events or circumstances indicate that there may be impairment. The interim and annual goodwill impairment tests, which requires significant judgment and analysis, performed during the year ended December 31, 2009, indicated that there was no impairment of the Company's goodwill or intangible assets.

Fair Value of Financial Instruments
Financial instruments are reported in the financial statements at fair value.

Income Taxes
The Company is included in the consolidated federal income tax return for the Parent. The Company's method of accounting for income taxes conforms with Topic 740, *Income Taxes*, utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company deposits its cash and cash equivalents with its principal bank, Susquehanna Bank, which is an affiliated bank of its Parent. The Company has not required collateral for its accounts receivable.

Sale of Tyler Wealth Counselors
Effective January 14, 2008, the Company sold Tyler, a state registered investment advisor, to SWS, an affiliate of the Parent.

The sale price of the assets was determined based on their respective carrying balance. As such, no gain or loss was recognized on the sale.

The sale price was based on the fair market value of the assets as of January 14, 2008 and includes the following:

Prepaid pension	$ 57,459
Equipment, net	14,176
Other assets	1,966
Customer intangible	67,440
	$ 141,041

Reclassifications
Certain prior year amounts have been reclassified to conform to current period classifications. The reclassifications had no effect on net income or the net change in cash and cash equivalents and are not material to previously issued financial statements.

3. Marketable Securities Owned

At December 31, 2009 and 2008, the Company's marketable trading securities were recorded at their fair value of $4,788,593 and $2,408,250, respectively. These securities had a cost basis of $4,788,793 and $2,410,764, respectively.

4. Goodwill and Customer Intangible

On February 3, 2007, the Company reached a Comprehensive Agreement with the former principals of BBC in which the principals will no longer have any affiliation with the Company. Pursuant to the original Purchase Agreement dated February 1, 2005 and confirmed in the Comprehensive Agreement, payments totaling $2 million will be made to the principals in annual installments through 2010. The terms of the original Purchase Agreement did not require the former principals to be employed to receive the additional payments. Accordingly, the payments are accounted for as goodwill by the Company.

Intangible assets consist of customer lists acquired in acquisitions. The Company recognized amortization expense of $403,596 and $426,344, respectively, for the years ended December 31, 2009 and 2008.

Balance, net of accumulated amortization December 31, 2007	$ 3,772,953
Amortization	(426,344)
Sale of customer list intangible to SWS	(67,440)
Balance, net of accumulated amortization December 31, 2008	3,279,169
Amortization	(403,596)
Balance, net of accumulated amortization December 31, 2009	$ 2,875,573

Estimated amortization expense for the year ended December 31	
2010	$ 381,917
2011	360,239
2012	338,560
2013	316,882
2014	295,204
Subsequent years	1,182,771

5. Subordinated Borrowings

In March 2001, the Company borrowed $15,000,000 under a subordinated note agreement with the Parent. The borrowing was approved by FINRA, formerly known as the National Association of Securities Dealers (the "NASD"), and bears interest at a rate of 10% per annum. The note matures May 31, 2013. The subordinated note is available in computing net capital under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Current		
Federal	$ 1,838,877	$ 570,770
State	571,371	130,576
Total current	2,410,248	701,346
Deferred		
Federal	(662,104)	86,476
State	(115,924)	18,791
Total deferred	(778,028)	105,267
Total provision for income taxes	$ 1,632,220	$ 806,613

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

	2009	2008
Tax on pre-tax income at statutory Federal rate	$ 1,343,997	$ 682,203
State tax provision	273,398	104,481
Other	14,825	19,929
	$ 1,632,220	$ 806,613

The components of the net deferred taxes as of December 31 were as follows:

	2009	2008
Deferred tax assets		
Post-retirement benefits	$ 85,546	$ 67,896
Customer list amortization	136,976	-
Accrued primary fund reserve	865,880	-
Other assets	28,887	24,630
Total deferred tax assets	1,117,289	92,526
Deferred tax liabilities		
Deferred compensation	1,885,863	1,874,779
Goodwill amortization	541,396	304,849
Prepaid pension expense	385,850	383,583
Other liabilities	-	3,163
Total deferred tax liabilities	2,813,109	2,566,374
Deferred tax liability, net	$ 1,695,820	$ 2,473,848

The Company files a consolidated federal tax return with the Parent and the Parent's subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, the Parent will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse the Parent for any tax expense recorded on a separate company basis. The amount of tax-related balances due to/(due from) the Parent was 827,823 and ($223,193) at December 31, 2009 and 2008, respectively. In conjunction with the tax sharing arrangement, the Parent contributed $762,147 and $512,232 in additional paid-in capital in 2009 and 2008, respectively.

7. Benefits Plans

The Parent maintains a 401(k) savings plan which allows the Company employees to invest a percentage of their earnings, matched up to a certain amount specified by the Parent. Contributions to the Parent's 401(k) savings plan, which are included in employee compensation and benefits expense, were $143,826 and $117,374 for the years ended December 31, 2009 and 2008, respectively.

Employees of the Company are covered under the Parent's noncontributory pension plan. Retirees of the Company are covered under the Parent's life insurance and medical benefits plan. For the years ending December 31, 2009 and 2008, the Company contributed $0 to the Parent's pension plan. For the years ending December 31, 2009 and 2008, respectively, the Company had other postretirement benefits expenses of $41,157 and $35,455 for other benefits.

8. Lease Commitments

The Company's headquarters and additional office space is leased from independent third parties. Minimum future lease payments under which the Company is obligated are as follows:

	Third Party Commitments
2010	$ 475,237
2011	372,084
2012	263,853
2013	247,217
2014	167,347
	$ 1,525,738

The Company paid occupancy expense for office space in the amounts of $399,447 and $381,996 and paid rent expense for equipment in the amounts of $30,820 and $43,884 for the years ended December 31, 2009 and 2008, respectively.

9. Related Party Transactions

See Note 5 for information on the subordinated borrowings with the Parent. Total interest expense from related party borrowings amounted to $1,500,000 for each of the years ended December 31, 2009 and 2008.

The Company's employees are eligible to participate in a deferred income plan offered by the Parent. The expense associated with this plan is included as a component of employee compensation and benefits expense on the consolidated statements of income.

Additionally, the Company maintains accounts with Susquehanna Bank, an affiliate of the Parent. These deposits amounted to $1,590,193 and $820,425 at December 31, 2009 and 2008, respectively.

The Company is a wholly owned subsidiary of the Parent. As such, the statements of financial condition and statements of income may not necessarily be indicative of the financial position and operations that would have existed had the Company operated as an unaffiliated corporation.

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $3,659,929, which exceeded the minimum net capital requirement by $3,396,253. The Company's ratio of aggregate indebtedness to net capital was 1.08 to 1 at December 31, 2009.

11. Concentration Risk

The Company's principal customers are institutional funds, the largest of which accounted for approximately 10.0% and 7.7% of its assets under management and investment advisory fees receivable, respectively, as of December 31, 2009.

In June 2008, the Company lost approximately 34% and 16% of its assets under management and annual net investment advisory fees, respectively, as a result of its two largest institutional client's decision to manage their fixed income portfolios internally and to reduce exposure to equities. Net investment advisory fees include fees paid to third parties for solicitation and marketing services.

12. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. The Company has evaluated this indemnification and determined that there is no contingent liability required to be recorded at December 31, 2009 and 2008.

On September 16, 2008, The Reserve publicly disclosed that a money market fund it manages, The Primary Fund, had its net asset value drop from $1.00 to $0.97 per share. The Company initiated a redemption request for its clients' assets invested in The Primary Fund (the "Fund") following this announcement which was processed by The Reserve on September 19, 2008. Based upon information from The Reserve, the Company believes that the Fund's net asset value upon an orderly liquidation will be approximately $0.97 per share. Should customers receive less than $1.00 per share from the Fund upon liquidation, the Company has committed up to $2.1 million to mitigate losses of customers of the Company who held positions in the Fund as of December 31, 2009. The contingent liability is recognized in accounts payable, accrued expenses, and other liabilities and the associated expense is recorded in other expenses.

On May 5, 2009, the SEC filed a complaint in U.S. District Court (the "Court") in which the Court was requested to enter an order compelling a pro rata distribution of remaining fund assets, which would release a significant amount of money that was being withheld from investors pending the outcome of numerous lawsuits against the fund, the trustees and other officers and directors of The Reserve entities. On November 25, 2009, the Court entered an order that substantially approved the SEC's plan and rejected the original reserve amount set up by the Fund.

On January 29, 2010, The Reserve distributed approximately $3.4 billion, which represents approximately 95% of the Fund's remaining asset value prior to the distribution. To date, the Fund has returned approximately 99% of assets to investors. The remaining $160 million will remain in the Fund to cover claims and expenses, to the extent such amounts are approved by the Court.

On February 26, 2010, the Company reduced its expense accrual approximately $1.1 million to reflect a change in the commitment to its clients to the amount of approximately $1.0 million.

13. Fair Value Disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2009, the Company had made no elections to use fair value as an alternative measurement for selected financial assets and financial liabilities not previously carried at fair value. In addition, non-financial liabilities have not been measured at fair value because the Company has made the determination that the impact on its financial statements would be minimal.

The following is a description of the Company's valuation methodologies for assets carried at fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at reporting date.

Marketable Securities
Where other than quoted prices are available in an active market, securities are classified in Level 2 and Level 3 of the valuation hierarchy. Securities in Level 2 are commercial paper and U.S. Government Agencies in Level 3 are auction-rate certificates.

Assets Measured at Fair Value on a Recurring Basis
The following table presents the financial instruments carried at fair value at December 31, 2009, on the consolidated balance sheet by level within the valuation hierarchy.

		Fair Value Measurements at Reporting Date Using		
Description	**December 31, 2009**	**Quoted Prices in Active Markets for Identical Instruments (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Marketable securities:				
Commercial Paper	$ 2,998,583	$ -	$ 2,998,583	$ -
Auction Rate Security	500,000	-	-	500,000
U.S. Government Agencies	1,290,010	-	1,290,010	-
Total	$ 4,788,593	$ -	$ 4,288,593	$ 500,000

		Fair Value Measurements at Reporting Date Using		
Description	**December 31, 2008**	**Quoted Prices in Active Markets for Identical Instruments (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Marketable securities	$ 2,408,250	$ -	$ 2,408,250	$ -
Total	$ 2,408,250	$ -	$ 2,408,250	$ -

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs
The following tables present rollforwards of the balance sheet amounts for the twelve months ended December 31, 2009 and 2008 for financial instruments classified by the Company within Level 3 of the valuation hierarchy.

	Auction Rate Security
Balance at January 1, 2009	$ -
Total gains or losses (realized/unrealized)	
Other-than-temporary impairment	
Included in other comprehensive income	
(Presented here gross of taxes)	
gross of taxes)	-
Purchases, issuances, and settlements	500,000
Transfers in and/or out of Level 3	-
Balance at December 31, 2009	$ 500,000

Additional Disclosures about Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Marketable securities
Refer to the above discussion on securities.

Subordinated borrowings from parent
Fair values were based upon discounted cash flows of the instrument.

The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 6,471,953	$ 6,471,953	$ 9,245,983	$ 9,245,983
Investment securities	4,788,593	4,788,593	2,408,250	2,408,250
Financial liabilities				
Subordinated borrowings from parent	15,000,000	14,425,095	15,000,000	14,079,680

14. Regulatory Matters

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and non-monetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

15. Subsequent Event

The Company evaluated subsequent events and disclosed the updated event from The Reserve Fund in Note 12.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2009

Section I

Net capital and allowable subordinated borrowings	
Total stockholder's equity	$ 16,997,841
Allowable subordinated borrowings	15,000,000
Total capital and allowable subordinated borrowings	31,997,841
Less nonallowable assets	
Unsecured receivables	2,495,746
Deposits/restricted cash/securities	776,292
Accounts receivable - miscellaneous	14,017
Prepaid expenses and other assets	1,423,027
Furniture and equipment, net	179,294
Investment in subsidiaries	5,489,913
Goodwill	15,641,043
Customer intangible, net	1,984,206
Fidelity bond deductible provision	270,000
Total deductions and other charges	28,273,538
Net capital before hair-cut on securities	3,724,303
Less hair-cuts on securities owned	
Money market funds (2%)	60,031
Commercial paper (0.125%)	3,748
Certificates of deposit (0.125%)	595
Total haircuts	64,374
Net capital	3,659,929
Net capital requirement	
Greater of 6.667% of aggregate indebtedness or $250,000	263,676
Excess net capital	3,396,253
Aggregate indebtedness	
Accounts payable, accrued expenses, and other liabilities	$ 2,895,900
Investment advisory fees payable	488,848
Income tax payable	570,189
Total aggregate indebtedness	$ 3,954,937
Ratio of aggregate indebtedness to net capital	1.08

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2009 — Section I

Reconciliation with FOCUS Report, Pursuant to Paragraph (d)(4) of Rule 17a-5

At December 31, 2009, differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of the same dates consisted of the following:

Net capital per unaudited schedule		$ 3,398,178
Adjustments:		
Retained earnings	261,751	
Total adjustments		261,751
		$ 3,659,929
Aggregate indebtedness per unaudited schedule		4,216,688
Adjustments:	(261,751)	
Income tax payable		(261,751)
Total adjustments		$ 3,954,937

The difference is due to the treatment of taxes.

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Consolidating Statement of Financial Condition
December 31, 2009 — Schedule II

	VFAM	Brandywine Benefits	Eliminations	Consolidated VFAM
Assets				
Cash and cash equivalents	$ 6,194,538	$ 123,063	$ -	$ 6,317,601
Restricted cash	154,352	-	-	154,352
Investment advisory fees receivable	2,895,109	64,255	-	2,959,364
Other receivable	4,369	-	-	4,369
Commissions receivable	12,768	-	-	12,768
Marketable securities, at market value	3,498,583	1,290,010	-	4,788,593
Prepaid expenses and other assets	1,569,327	63,976	(219,877)	1,413,426
Furniture and equipment, at cost, less accumulated depreciation of $100,778	179,030	24,683	-	203,713
Investment in subsidiaries	5,489,913	-	(5,489,913)	-
Goodwill	15,641,042	4,160,096	-	19,801,138
Customer intangible, net of accumulated amortization of $1,439,658	1,984,206	891,367	-	2,875,573
Total assets	$ 37,623,237	$ 6,617,450	$ (5,709,790)	$ 38,530,897
Liabilities and Stockholders' Equity				
Liabilities				
Accounts payable, accrued expenses and other liabilities	$ 2,895,900	$ 624,665	$ -	$ 3,520,565
Investment advisory fees payable	488,848	-		488,848
Income tax payable	688,990	358,710	(219,877)	827,823
Deferred tax liability	1,551,658	144,162		1,695,820
Subordinated borrowings from Parent	15,000,000	-		15,000,000
Total liabilities	20,625,396	1,127,537	(219,877)	21,533,056
Stockholders' equity				
Common stock, $.01 and no par value, and 100 and 15,000,000 share authorized, respectively, and 100 and 13,324,640 issued and outstanding, respectively	1	200	(200)	1
Additional paid-in capital	15,052,181	4,077,345	(4,077,345)	15,052,181
Retained earnings	1,945,659	1,412,368	(1,412,368)	1,945,659
Total stockholders' equity	16,997,841	5,489,913	(5,489,913)	16,997,841
Total liabilities and stockholders' equity	$ 37,623,237	$ 6,617,450	$ (5,709,790)	$ 38,530,897

Valley Forge Asset Management Corp.
(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)
Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2009 **Schedule III**

The Company does not perform custodial functions relating to customer securities. Accordingly, the Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2009.

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 900
1800 Tysons Boulevard
McLean VA 22102
Telephone (703) 918 3000
Facsimile (703) 918 3100
www.pwc.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.

In planning and performing our audit of the consolidated financial statements of Valley Forge Asset Management Corp. (a wholly owned subsidiary of Susquehanna Bancshares, Inc.) (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance in such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to above, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies; that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our aforementioned study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 900
1800 Tysons Boulevard
McLean VA 22102
Telephone (703) 918 3000
Facsimile (703) 918 3100
www.pwc.com

Report of Independent Accountants

To the Board of Directors and Stockholder of
Valley Forge Asset Management Corp.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Valley Forge Asset Management Corp. (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries by vouching to check #33638 paid on July 17, 2009 in the amount of $8,255 and check #34397 paid and mailed on February 25, 2010 and February 26, 2010, respectively, in the amount of $18,221, noting no differences.

2. Compared and agreed the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $10,742,033 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting a difference of $71,969 related to the opposing presentation of losses on the disposal of furniture and equipment between the audited Form X-17A-5 and the Focus Reports. The Company has included the losses on the disposal of furniture and equipment on line 2b(4) due to the understatement of total revenue in line 2a.

3. Compared and agreed any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
    a. Compared and agreed additions on line 2b(4), losses on the disposal of furniture and equipment of $71,969, to the Company's general ledger account #490060 (Gain/Loss - Sale of Fixed Assets) for the period from April 1, 2009 through December 31, 2009, provided by Mike Swallow, Chief Financial Officer, noting no differences. Management informed us that losses on the disposal of furniture and equipment is presented on line 2b(4) is because the Form SIPC-7T does not include an specific addition to total revenue to reflects the Company's reconciling item noted in Procedure 2 above.

b. Compared and agreed deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $186,137 to the Company's general ledger account #470550 (Fund Administration Fees) for the period from April 1, 2009 through December 31, 2009, provided by Mike Swallow, Chief Financial Officer, noting no differences.

c. Compared and agreed deductions on line 2c(9)(i), total interest and dividend expense reported on the audited Form X-17A-5 for the year ended December 31, 2009 less the interest and dividend expense reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 of $37,754, provided by Mike Swallow, Chief Financial Officer, noting no differences.

d. Compared the balances between the total interest and dividend expense on line 2c(9)(i) and interest earned on customers securities accounts after the 40% haircut on line 2c(9)(ii), and determined the greater of line (i) and line (ii) for the deduction from total revenue in line 2a, noting no exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, and recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $10,590,291 and $26,476,respectively, of the Form SIPC-7T.
   b. Recalculated the mathematical accuracy of the additions to and deductions from total revenue at December 31, 2009 less the related balances for the period of January 1, 2009 through March 31, 2009, as applicable, noting no differences.

5. Compared and agreed the amount of any overpayment of $35 applied to the current assessment on page 1, item 2E of the Form SIPC-7T on which it was originally computed on Form SIPC-6, line 3, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2010

Valley Forge Asset Management Corp.

(A wholly owned subsidiary of Susquehanna Bancshares, Inc.)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2009 and 2008